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                                                                  Exhibit 4.4(b)

Pass Through Trust Agreement B between Southern Energy Mid-Atlantic, LLC and State Street Bank and Trust Company of Connecticut, National Association, as Pass Through Trustee dated as of December 19, 2000

Pass Through Trust Agreement C between Southern Energy Mid-Atlantic, LLC and State Street Bank and Trust Company of Connecticut, National Association, as Pass Through Trustee dated as of December 19, 2000